

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

David Rosenthal
Partner
Dechert LLP
3 Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

   Re: Diffusion Pharmaceuticals Inc.
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed November 28, 2022
    File No. 001-37942

Dear David Rosenthal:

  We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement.

Preliminary Proxy Statement on Schedule 14A

Proxy Card, page 40

1. We note that you have added a "FOR ALL" option on the form of proxy card for the Company's nominees. Rule 14a-19(f) permits a "FOR ALL" option for a group of nominees provided there is a similar means for the security holder to withhold authority to vote for such group of nominees. Accordingly, please revise to include a "WITHHOLD ALL" option for the Company's nominees.

2. Please revise to label the "FOR ALL" and the "WITHHOLD ALL" options as relating to the Company's nominees.

  We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions